Filed by CF Acquisition Corp. VI

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Commission File No.: 333-262725

The following is a conversation between Howard Lutnick and Chris Pavlovski held on September 13, 2022 which will be made available by video on Rumble.com today.

Howard Lutnick:	Hello, I’m Howard Lutnick, Chairman and Chief Executive of Cantor Fitzgerald, and I’m also the sponsor of CF Acquisition Corp VI, or CFVI. I have the unbelievable honor of being a key part of taking the incredible company, Rumble, public.

I have with me Chris Pavlovski, the Chairman and CEO of Rumble. He’s going public on Friday, [and on Monday] the symbol turns from CFVI to RUM. So, Chris, how does it feel to be going public on Friday?

Chris Pavlovski:	I’ve been waiting for this moment my entire life. It feels surreal. I always knew it was going to happen, but being in the week right now is super exciting, and I can’t wait to show the markets now.

Howard Lutnick:	Let’s go back to October 2020. Maybe you can walk us through the growth rate that Rumble has seen since then, and bring us up to date to August 2022.

Chris Pavlovski:	Prior to this explosion of growth, we were doing roughly 1, 1.5 million monthly active users. Our first major leg of growth, we posted 21 million monthly active users in Q4 of 2020. By the summer, Q3 of 2021, Rumble hit another leg of growth, hitting an average of 36 million monthly active users on the platform.

Rumble saw another massive leg of growth happen, averaging an average of 44 million monthly active users in Q2 of 2022. Then that takes us to now, and what we’ve seen now is probably one of the most exciting times that I’ve ever seen in running this business. We are now transcending politics. This has nothing to do with politics anymore. We hit 78 million monthly active users globally in August of 2022, with 63 million alone in just US and Canada.

Howard Lutnick:	So, you grew from about 1.5 million users in the third quarter of 2020, to 78 million users in August, globally, of 2022, with 63 million in America? Those numbers are unbelievable. Tell me. Give me some sense of how does that compare to, like, Twitter?

Chris Pavlovski:	The last time they reported monthly active users, that I am aware of, was in 2019. In the United States, they reported 68 million monthly active users. Now, if you look at all the prior quarters behind that, many quarters prior to that quarter, they were between the 60 to 70 million monthly active user mark. That’s in the United States. When you compare that to Rumble, Rumble is posting 63 million in US and Canada. This is huge, compared to what we’re seeing on these other tech platforms.

Then, when you put that against Snapchat, and TikTok, and YouTube, you really start to get the sense of how big Rumble really is. I think that’s a very underappreciated stat because most of these tech companies are driving most of the revenue in the United States, and that US number is very important.

Howard Lutnick:	Twitter, last time they did this, you said Twitter had 68 million monthly active users. Elon Musk is spending – is fighting about spending –$44bn for Twitter, and your valuation in CFVI currently is between $2bn and $3bn. Rumble’s user growth has been extraordinary, but we know the content has been exploding along with it.

Chris Pavlovski:	I’ve been a firm believer, since the very start, that content is king. Since this massive explosion of growth that we’ve seen from 2020, late 2020, one of the things that has consistently grown, quarter after quarter, is the amount of ingested videos, uploaded hours of content into the platform.

I truly believe that is a major driver for the watch time and a major driver for MAUs. When you think of a visitor, they don’t just want to watch a certain segment of videos. They want to watch cooking videos. They want to watch lifestyle videos. They want to watch political videos.

We need to have that all at their fingertips, and that’s driven by the amount of content that is uploaded into this platform. That’s one of the things that we’re really, really focused on doing, is bringing in more content and more diverse content into the platform.

Howard Lutnick:	Look, I follow Russell Brand. When he starts his talk, he says, “Welcome, you 5.9 million followers,” so are those 5.9 million followers now going to be exclusively able to get the content on Rumble? Or, to the extent it’s available anywhere else, is it Rumble’s choice on where it goes and how it goes?

Chris Pavlovski:	That’s right, so they can all find his show on Rumble. All his 5 million-plus fans, on multiple platforms, can now come to Rumble to watch a show, where that full live stream will be exclusively on Rumble, and Rumble only. If we decide to put it anywhere else, that’ll be up to us.

Howard Lutnick:	Okay, so let’s switch topics a little and let’s go to money, because we’ve got you going public. CFVI is going to [combine with Rumble on Friday and changing its ticker to] RUM on [Monday] and has a new symbol, and now you’re public, so tell us about the revenue model. I know we bought Locals, so you’ve got a subscription business, got an advertising business, so maybe explain.

Chris Pavlovski:	One of the buckets is going to be programmatic advertising, kind of typical to what you see on YouTube and on these other platforms. On the other bucket, what I think is going to be unique to Rumble and is going to create an advantage for Rumble is that creators and brands are now going to have the ability to work together to create sponsorships and live reads with their content. I believe this bucket is going to be the largest bucket of revenue for Rumble in the future.

The other bucket is going to be subscriptions and tipping. That goes really well with what you see on Locals, where creators are driving subscriptions for their loyal fans. We see that actually being the second largest pile of revenue in the future for Rumble.

So, at the very top, in terms of revenue generating, we really believe that sponsorships are going to be the biggest, followed by subscriptions and tipping, and then followed by programmatic. Those two top portions will be our competitive advantage at Rumble.

Howard Lutnick:	Massive growth of MAUs, massive user engagement, Russell Brand, and amazing, exclusive influencers coming on board, started with politics and end with 18- to 25-year-olds who probably aren’t interested in politics, but creating a massive social wave. I think you must be feeling pretty good about going public right now. What good timing is that?

Chris Pavlovski:	Yes. No, you couldn’t have picked a better time, that’s for sure. It’s quite a unique time, what’s happening: what’s happening in the world, what’s happening with censorship and what’s happening to freedom of expression.

It’s quite a unique time, and I couldn’t be more excited to do this. I’m super pumped about it. We have a lot of winds at our back. You have those legislation winds at our back right now on antitrust. There are just a lot of good things happening right now, and I just couldn’t be more proud and excited to take this on.

Howard Lutnick:	Congratulations, Chris. I’m just delighted to be associated with Rumble [combining with] CFVI on Friday [and changing its ticker to] RUM on [Monday]. Congratulations, Chris.

Chris Pavlovski:	Thanks, Howard.

****

Important Information and Where to Find It

This communication relates to a proposed transaction between Rumble Inc. (“Rumble” and CF Acquisition Corp. VI (“CF VI”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction described herein, CF VI has filed with the United States Securities and Exchange Commission (“SEC”) an effective registration statement on Form S-4, which includes a proxy statement/prospectus of CF VI, on August 12, 2022 (the “Registration Statement”), and has filed, and will file, other relevant materials with the SEC. The definitive proxy statement/prospectus has been sent to all CF VI stockholders. Investors and security holders of CF VI are urged to read the Registration Statement, the definitive proxy statement/prospectus (and any supplements thereto, if and when filed), and all other relevant documents filed or to be filed in connection with the proposed transaction because they contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by CF VI through the website maintained by the SEC at www.sec.gov.

The documents filed or that will be filed by CF VI with the SEC also may be obtained free of charge upon written request to CF Acquisition Corp. VI, 110 East 59th Street, New York, NY 10022 or via email at CFVI@cantor.com.

Participants in the Solicitation

CF VI, Rumble and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from CF VI’s stockholders in connection with the proposed transactions. CF VI’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and executive officers of CF VI in the Registration Statement. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from CF VI’s stockholders in connection with the proposed business combination is set forth in the Registration Statement.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of CF VI, or Rumble, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transaction between CF VI and Rumble. Such forward-looking statements include, but are not limited to, statements regarding the closing of the transaction and CF VI’s, Rumble’s, or their respective management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to assumptions, risks and uncertainties. These statements are based on various assumptions, whether or not identified in this communication. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CF VI and Rumble. Many factors could cause actual future events to differ from the forward looking-statements in this communication, including but not limited, to (i) the risk that the transaction may not be completed in a timely manner or at all, (ii) the failure to satisfy the conditions to the consummation of the transaction, (iii) the inability to complete the PIPE offering, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the BCA, (v) the outcome of any legal proceedings that may be instituted against Rumble and/or CF VI related to the BCA or the transactions contemplated thereby, (vi) the ability to maintain the listing of CF VI stock on Nasdaq, (vii) costs related to the transactions and the failure to realize anticipated benefits of the transactions or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions, (viii) the effect of the announcement or pendency of the transaction on Rumble’s business relationships, operating results, performance and business generally, (ix) changes in the combined capital structure of Rumble and CF VI following the transactions, (x) changes in laws and regulations affecting Rumble’s business, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the transactions, and identify and realize additional opportunities, (xii) risks related to Rumble’s limited operating history, the rollout of its business and the timing of expected business milestones, (xiii) risks related to Rumble’s potential inability to achieve or maintain profitability and generate cash, (xiv) current and future conditions in the global economy, including as a result of the impact of the COVID-19 pandemic, and their impact on Rumble, its business and markets in which it operates, (xv) the ability of Rumble to retain existing content providers and users and attract new content providers and customers, (xvi) the potential inability of Rumble to manage growth effectively, (xvii) the enforceability of Rumble’s intellectual property, including its patents and the potential infringement on the intellectual property rights of others, and (xviii) the ability to recruit, train and retain qualified personnel. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement, CF VI’s Form 10-Q filed on August 15, 2022 and the other filings that CF VI has filed or will file with the SEC from time to time. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Rumble and CF VI assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Rumble nor CF VI gives any assurance that either Rumble or CF VI will achieve its expectations.